FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: February 20, 2009	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

PRESS RELEASE

Orezone Obtains Final Court Approval for IAMGOLD Transaction

Toronto and Ottawa, Ontario – February 20, 2009 – IAMGOLD Corporation (IMG:TSX, IAG:NYSE) and Orezone Resources Inc. (OZN: TSX, NYSE Amex) (“Orezone”) jointly announced today that the Ontario Superior Court of Justice has issued a final order approving the terms of the arrangement with IAMGOLD.

Under the terms of the arrangement, Orezone shareholders will receive 0.08 common shares of IAMGOLD plus 0.125 of a share of the new exploration company, Orezone Gold Corporation, for each Orezone share held. The TSX has conditionally approved the listing of Orezone Gold Corporation under the ticker symbol “ORG”.

The arrangement is expected to close on February 25, 2009.

For further information please contact:

IAMGOLD Corporation	Orezone Resources Inc.
Joseph F. Conway	Ron Little
President & CEO jconway@iamgold.com	Chief Executive Officer rlittle@orezone.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 613-241-3699 Toll-free: 1-888-673-0663

Elaine Ellingham	Janet Eastman
SVP, Investor Relations & Communications eellingham@iamgold.com Tel: 416-360-4743 Toll-free: 1-888-IMG-9999	Manager, Investor Relations jeastman@orezone.com Tel: 613-241-3699 Toll-free: 1-888-673-0663

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this new release include statements with respect to the completion of the plan of arrangement, receipt of court and shareholder approvals, development of the Essakane project and the listing of Orezone Gold Corporation.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that shareholder, court and regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. Orezone and IAMGOLD undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.